

10035741

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:HANGE COMMISSION
ı, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresap, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Radnor Chester Road, Suite 230
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Cresap, III — 610-341-1320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C	Holland	PA	18966
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark W. Cresap, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresap, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Pres.
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Richard L. Hess, Notary Public
Radnor Twp., Delaware County
My Commission Expires July 6, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

I have audited the accompanying statement of financial condition of Cresap, Inc. (a Pennsylvania corporation) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresap, Inc. at December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 16, 2010

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$213,917
Accounts receivable	317,686
Employee advances	21,667
Prepaid expense	41,173
Furniture and equipment, less accumulated depreciation of $107,834	17,096
	$611,539

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$275,709
Payroll taxes payable	9,186
Total liabilities	284,895
Commitments	
Stockholder's Equity	
Common stock ; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Accumulated earnings	183,514
Total stockholder's equity	326,644
	$611,539

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commission income	$ 2,552,673
Interest income	348,573
Total revenue	2,901,246
EXPENSES	
Employee compensation and benefits	572,247
Commissions and floor brokerage	1,856,075
Communications	114,765
Regulatory fees	47,778
Rent	92,992
Other operating expense	125,513
Total expenses	2,809,370
Net income	$ 91,876

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances, January 1, 2009	$ 10	$ 143,120	$ 201,638	$ 344,768
Distributions to shareholder	-	-	(110,000)	(110,000)
Net income	-	-	91,876	91,876
Balances, December 31, 2009	$ 10	$ 143,120	$ 183,514	$ 326,644

The accompanyig notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 91,876
Adjustments to reconcile net income	
to cash provided by operating activities:	
Depreciation and amortization	12,099
(Increase) decrease in	
Accounts receivable	(132,138)
Employee advances	18,350
Prepaid expense	(6,714)
Increase (decrease) in	
Accounts payable and accrued expenses	104,453
Paroll taxes payable	1,159
Cash provided by operating activities	89,085
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(110,000)
Cash used by financing activities	(110,000)
Decrease in cash	(20,915)
Cash at beginning of year	234,832
Cash at end of year	$ 213,917

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of acting as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. For 2009 depreciation expense amounted to $12,099.

Securities Transactions
All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2009 the Company had net capital of $236,508 which was $186,508 in excess of the minimum net capital requirement. The Company's net capital ratio was 1.2 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

(4) COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 230, Radnor, PA. The term of the lease is from December 1, 2007 through April 30, 2011. In addition, the Company is obligated to pay for a proportional amount of the building's costs.

Future minimum lease payments at December 31, 2009 are as follows:

2010	$ 72,852
2011	24,602
	$ 97,454

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2009. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2009.

(8) SUBSEQUENT EVENTS

Events subsequent to December 31, 2009 of the Company have been evaluated through February 16, 2010, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2009.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL

Total stockholder's equity qualified for net capital		$ 326,644
Deductions and/or charges:		
Non-allowable assets:		
Receivables	3,080	
Employee advances	21,667	
Prepaid expenses	41,173	
Furniture and equipment less accumulated depreciation	17,096	
Postage reimbursement	2,601	
Excess fidelity bond deductible	4,000	
Total nonallowable assets		89,617
Net capital before haircuts		237,027
Haircut on money market funds		(519)
Net Capital		$ 236,508

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 275,709
Payroll taxes payable	9,186
Total aggregate indebtedness	$ 284,895

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 186,508
Excess net capital at 1000%	$ 208,019
Ratio: aggregate indebtedness to net capital	1.2 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form x-17A-5 as of December 31. 2009)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 155,772

CRESAP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mark W. Cresap, III
Cresap, Inc.
Radnor, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Cresap, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cresap, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7-T). Cresap, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC 7T with respective cash disbursements records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 16, 2010

CRESAP, INC.
SIPC TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2009

Total Revenue	$ 2,369,376
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(36,383)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(193,747)
SIPC Net Operating Revenues	2,139,246
General Assessment @ .0025	5,348
Payments made with 2009 Form SIPC-6 and SIPC-4	(1,738)
Balance paid with SIPC-7T	$ 3,610

See accompanying independent accountant's report.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

In planning and performing my audit of the financial statements of Cresap, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following (as appropriate):

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 16, 2010

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2009 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR